September 30, 2011
Kathleen Collins Accounting Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, DC 20549	Dr. Christoph Hütten Chief Accounting Officer Senior Vice President Corporate Financial Reporting T +49/62 27/7-63475 E christoph.huetten@sap.com

Re:	SAP Corporation

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed March 18, 2011

File No. 001-14251

Dear Ms. Collins,

By letter dated August 16, 2011, the staff of the Division of Corporation Finance (the Staff) of the Securities and Exchange Commission (the Commission) provided comments to SAP AG, (SAP or the Company) in response to SAP’s Form 20-F for the fiscal year ended December 31, 2010 filed March 18, 2011. For your convenience we have reproduced in bold below the Staff’s written comment followed by the Company’s response thereto.

Form 20-F for the Fiscal Year Ended December 31, 2010

General

1.

You disclose on page 69 and elsewhere that you have operations in Latin America, the Middle East, and Africa, regions generally understood to include Cuba, Iran, Syria, and Sudan. Also, on your website, for the purpose of inviting applications for the 2011 SAP Quality Awards, you specifically include Iran, Sudan, and Syria to define the geographical scope of your Middle East & North Africa business. As you know, Cuba, Iran, Sudan, and Syria are identified by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us your past, current, and anticipated contacts, if any, with the referenced countries, whether through subsidiaries, joint ventures, distributors, resellers, or other direct or indirect arrangements, since your letter to us dated July 20, 2007. Your response should describe any products, technology, software, services, information, or support that you have provided into Cuba, Iran, Sudan, and/or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of the referenced countries or entities controlled by them.

SAP’s Software and Related Services Business

SAP offers software products, software related services (e.g. custom software development and software support) and professional services (e.g. consulting and training). These products and services are marketed and distributed primarily by SAP’s network of subsidiaries. Additionally SAP markets its software products and support services through independent resellers. In addition to SAP’s software products and support services, most of these independent resellers offer to their customers additional software products, consulting, support and training services.

Independent resellers must license SAP software from SAP in order for them to license the software to their customers. SAP’s standard reseller agreements require resellers to comply with all relevant export regulations. SAP’s software licenses also contain a standard provision allowing SAP to deny delivery to any entity or individual or country where required by law. As a separate check against delivery of software to persons or entities subject to export restrictions, under SAP’s standard software delivery processes to its customers, information about the recipient and any known end customer must be fed into SAP’s export control system prior to release of the software for delivery. SAP’s export control system checks for applicable export restrictions, including embargoes imposed by EU/German and US laws and other export licensing requirements. These checks have been designed to prevent delivery to any entities and persons that appear on the then-current U.S., E.U., German and other lists of restricted persons and to release a delivery only after all required export licenses have been obtained. SAP notes that, as with any arm’s length relationship, it is possible that an independent reseller could conduct business that supplies SAP software or related intellectual property (e.g. consulting or training services) without following SAP procedures and without requiring an SAP license. Ultimately, SAP cannot completely control over where and how independent resellers sell SAP software, services and related intellectual property. SAP products are so pervasive in large organizations that an industry consisting of literally hundreds of independent companies has emerged that provides, without involvement by SAP, consulting and training for employees of organizations that run SAP products. To the extent any of these independent companies choose not to follow SAP’s strict licensing and consulting procedures, SAP is very limited in its ability to stop or even to identify their activities. Nevertheless, SAP devotes continuing resources to prevent and mitigate such activities should they occur.

Cuba

In 1998, one European SAP customer purchased software from a European subsidiary of SAP, for use by a Cuban company in which the European customer held at that time and until early 2011 a significant minority interest. In 1999, all software licenses purchased by that European customer were bundled into one single framework software license agreement entered into between the European subsidiary of SAP and the European customer which authorized all of the European customer’s affiliates and other operations to use the licensed software. This also included the software licenses for use by the Cuban company. A maintenance and support agreement entered into between the European subsidiary of SAP and the European customer accompanied the framework software license agreement and governed the licenses purchased by the European customer, including the one for use by the Cuban company. That maintenance and support agreement entitled the European customer as well as its operations, including the Cuban company, to receive support and updates of the licensed software issued from time to time since 1999. Since our letter of July 20, 2007, as required by the maintenance and support agreement with the European customer, SAP made deliveries in 2008 of updated software to the European customer in its European home country that SAP believes was then delivered by the European customer to the Cuban company. Total revenues attributable to the license used by the Cuban company in 2007, 2008, 2009 and 2010 were approximately EUR 45,000 in each year, which represents the portion of the annual maintenance and support fees paid by the European customer to the European subsidiary of SAP that SAP believes are allocable to the license used by the Cuban company. SAP does not expect any further business with the Cuban company due to the sale by the European customer of its stake in the Cuban company that was publicly announced in January 2011. Other than the indirect license described in this paragraph, SAP does not have any other business in or to Cuba or to Cuban parties and has not done so since our letter dated July 20, 2007.

Furthermore, SAP is not aware of any other SAP contacts with the government of Cuba or entities controlled thereby or Cuban parties since our letter dated July 20, 2007. Additionally, SAP does not intend to conduct business in or with Cuba or to have contacts with the government of Cuba or entities controlled thereby or other Cuban parties.

Sudan and Syria

Under the processes described above for licensing of SAP software SAP has not granted approval for the sale of SAP software to entities in Sudan and Syria either directly, via any of SAP’s affiliates or via any independent party. SAP also does not have any other business in Sudan or Syria nor is SAP aware of any contacts with the governments of Sudan or Syria or entities controlled by either of them. SAP does not intend to do any business in or with either Sudan or Syria or to have contacts with the governments of Sudan or Syria or entities controlled by either of them or other denied parties therein.

Iran

Until September 2007, SAP had a Software Distribution Agreement (SDA) with a wholly independent reseller named SAP Arabia for distribution of SAP software in the Middle East. Following SAP’s standards this SDA required SAP Arabia to observe all relevant export laws (including those of the U.S. and Germany) when selling SAP products. The SDA also required SAP Arabia to include in its End User License Agreements with its customers contractual provisions requiring its customers to comply with the same requirements.

As explained in our letter to the Staff dated July 20, 2007, SAP Arabia entered into three software license agreements with customers in Iran in the years 2004, 2005 and 2006. All arrangements were for a single outdated SAP software product for which SAP had determined that no product specific restrictions under German and EU export control laws existed and for which SAP calculated the relevant U.S. content to be below the 10% de minimis threshold established by the U.S. Export Administration Regulations. All three software license agreements prohibit the customers from receiving any upgrade to any other SAP software products. The customers entered into software maintenance agreements with SAP Arabia.

In September 2007, SAP acquired all the SAP-related assets of SAP Arabia, including all rights to sell SAP products. In January 2009, SAP terminated the existing maintenance agreements for the three Iranian customers acquired along with the assets of SAP Arabia. Because the initial software licenses were perpetual, these customers have had possession of and the ability to use the legacy versions of the software in their possession since January 2009. Between the date of the acquisition of SAP Arabia and the termination of the Iranian support contracts, no support fees were collected from the Iranian customers and no revenues were recognized. In 2007 and 2008 consulting and education services were provided by SAP to two former SAP Arabia customers and one further Iranian customer. Total revenues recognized from the business with Iranian customers were € 6.1 million in 2007, € 0.2 million in 2008, € 0 million in 2009 and € 0 million in 2010. In SAP’s only other contact with Iran, six individuals, who SAP learned only after the fact were employed by an Iranian company, were among those attending a 2011 SAP training session in the United Arab Emirates. Course fees incurred by those individuals were US$1,800 for each of the six attendees.

Other than as described above, SAP does not have any business in Iran nor is SAP aware of any contacts with the government of Iran or entities controlled thereby. SAP has not sold any software to Iranian customers nor granted any third party the right to distribute SAP products in Iran. SAP does not intend to conduct business in or with Iran or to have contacts with the government of Iran or entities controlled thereby. In recent months SAP has received several messages, both anonymous and signed by non-SAP persons, which express a belief that SAP is conducting business in Iran. These messages have contained minimal information intended to identify a specific transaction or relationship. In each case, SAP has investigated thoroughly the claim through its legal, compliance and field offices to determine whether the allegation was true. To date SAP has found no basis for any of these claims. SAP intends to conscientiously investigate any such claim that it may receive in the future.

SAP’s Messaging Business

In July 2010 SAP acquired Sybase, Inc. (“Sybase”), a company that among other things provides intermediary text messaging services. On July 20, 2010, Sybase sent a letter to the Staff in response to the questions the Staff had raised with regard to Sybase’s text messaging intermediary services business relating to Cuba, Iran, Sudan and Syria (the “Sybase Response”). The statements made by Sybase in the Sybase Response continue to apply, with the following exceptions: (i) the agreement between Sybase France and Syriatel relating to transmission of text messages has been terminated; and (ii) several foreign third party intermediaries established indirect routes for delivery of text messages that transverse the Sybase Paris hub to a single carrier in Sudan and two carriers in Iran. The foregoing have no significant effect on the text message traffic volume and revenue relating to the countries identified in the Sybase Response. We therefore refer to response 1 of the Sybase Response for a discussion of the contacts Sybase and its subsidiaries have relating to Cuba, Iran, Syria and Sudan.

2.

Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and/or Syria, described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

SAP’s Software and Related Services Business

SAP has assessed both the quantitative and the qualitative impact of the specified business with customers in Iran as well as revenues attributable to the Cuban company mentioned above.

Quantitative Assessment

SAP recognized the following revenues for the fiscal year ended 12/31/2007 with respect to the specified business with customers in Iran:

	FY/2007 € mill.	FY/2007 US$ mill.
Software and software-related service revenue	1.4	2.0
Professional services and other service revenue	4.7	6.9
Total Revenue	6.1	8.9

Euro financial data was converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007, which was US$1.4603 per €1.00.

The following table shows these revenue amounts as a percentage of SAP’s revenues as reported in the 2007 Form 20-F:

FY/2007
Software and software-related service revenue	0.02%
Professional services and other service revenue	0.17%
Total Revenue	0.06%

As noted in our response to question 1 above, revenues for each of the fiscal years 2008, 2009 and 2010 resulting from the specified business with customers in Iran were minimal. As a percentage of our reported revenues they represent less than 0.01%. The same applies to the revenues attributable to the Cuban company mentioned above for each of the fiscal years 2007 to 2010. The impact of the business with those customers in Iran as well as revenues attributable to the Cuban company was therefore quantitatively inconsequential to SAP in each of fiscal 2007, 2008, 2009 and 2010.

Qualitative Assessment

Next, SAP assessed the qualitative impact to SAP of the mentioned customers in Iran and Cuba. Specifically, SAP considered, among others, (i) the Supreme Court’s determination of materiality, (ii) the extent to which any of SAP’s significant shareholders has expressed an intention to divest holdings of companies with direct or indirect revenues from Iran and Cuba and (iii) the extent to which SAP expects any customers to discontinue or prospective new customers to decline to do business with SAP as a result of the activities described above.

SAP has concluded that SAP’s quantitatively inconsequential business activities in Iran and Cuba would not be viewed as qualitatively material by a reasonable investor in making a rational investment decision. SAP believes that a reasonable investor would not view the inconsequential amount of revenue derived from customers in Iran and indirectly from Cuba, most of which results from the sale of an out-of-date version of an SAP product that has no dual-use, as material to an understanding of SAP’s business, results of operations, prospects or financial condition and to the investor’s investment decisions. Similarly, SAP believes that the inconsequential amount of revenue derived from Iran and Cuba is far too small to impact a customer’s decision to continue or engage in business with SAP.

SAP’s Messaging Business

The Sybase Response provides a materiality analysis which concludes that the revenue Sybase derives from Cuba, Iran, Sudan and Syria is not material to Sybase. This materiality analysis continues to apply. In particular, the gross messaging revenue that Sybase received from messaging services related to the specified countries for the calendar year 2010 represented less than 0.1 percent of SAP’s total revenue for the same period. Additionally, we estimate that the gross messaging revenue that will be received by Sybase from messaging services related to the specified countries for calendar year 2011 will represent less than 0.1 percent of SAP’s total revenue for the same period.

Overall Assessment

Finally, SAP has evaluated whether the materiality assessments outlined above continue to apply when considering in the aggregate the Cuba, Iran, Sudan, and Syria related activities of both our software and related services business and our messaging business. SAP has concluded that SAP’s activities as described above are, even when viewed in the aggregate, clearly inconsequential and would not be viewed as qualitatively material by a reasonable investor in making a rational investment decision. Additionally, SAP is not aware that any of its significant shareholders (including any significant government or university shareholders) are subject to restrictions that would require these shareholders to divest of their SAP shareholdings as a result of the activities described above. SAP also does not believe that any customer would discontinue or any prospective new customers would decline to do business with SAP as a result of the activities described above or in the Sybase Response.

Liquidity and Capital Resources, page 88

3.	We note your response to prior comment 1 and your liquidity discussion on page F-73. We continue to believe you should consider providing enhanced liquidity disclosure of the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries. In this respect, this disclosure would illustrate that some investments are not presently available to fund domestic operations and obligations without paying a significant amount of taxes upon their repatriation. In your response, please quantify the amount of cash and investments held by foreign subsidiaries in the countries to which you intend to permanently reinvest earnings.

We note that the view of the Staff is based on the assumption that a repatriation of profits of cash and investments held by our foreign subsidiaries will trigger payments of significant amount of taxes. We respectfully advise the Staff that SAP AG, the parent of the SAP group, is a German corporation and is not subject to the same tax regime as a U.S. domestic corporation as a parent company.

Under German tax laws, dividends received by our subsidiaries are exempt from income taxes. However, an amount of 5% of the gross dividend received is considered a non tax deductible expense. Consequently, considering SAP’s German corporate tax rate of approx. 26.29%, the tax effect on dividends received would be approx. 1.3% (5% × 26.29%) upon distribution. In some countries, a withholding tax on distributions is additonally charged to the distributing entities. This has, however, only an insignificant impact on the effective tax rate on dividends because no such withholding taxes are charged in the countries where most of our permanently invested undistributed earnings are located.

In addition, intercompany loans are a feasible alternative way of using cash and investments held by foreign subsidiaries for the funding of domestic operations and obligations. Such intercompany loans usually result in taxable interest income on the lender’s side and tax-reducing interest expense on the borrower’s side. The tax burden/benefit, from a consolidated view, is thus usually limited to the difference between the borrower’s tax rate and the lender’s tax rate multiplied by the interest on the intercompany loan.

Considering these important differences between the tax laws of Germany, which are applicable to SAP AG, and the tax effects of repatriating foreign earnings by U.S. domestic issuer, we continue to believe that neither the repatriation by distribution to our German parent nor the use of intercompany loans result in “significant amount of taxes”. Therefore, we do not believe that, in the case of SAP, liquidity disclosures would be significanlty enhanced by disclosing the amount of cash and investments held by foreign subsidiaries that would be subject to the potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

Item 18. Financial Statements

Note (24) Litigation and Claims, page F-62

4.

We note your response to prior comment 2 and your disclosures on page F-62 where you indicate you “currently believe that resolving all other claims and suits will have no material adverse effect, either individually or in aggregate, on [your] business, financial position, profit, or cash flows.” You later indicate that “because of significant inherent uncertainties related to these matters, there can be no assurance that [your] business, financial position, profit or cash flows will not be materially adversely affected nor can [you] reliably estimate the maximum possible loss in case of an unfavorable outcome.” The later statement appears to be contradictory with the first statement. Please consider revising to either remove the later statement or to further clarify it to indicate, if true, that you believe the likelihood of materialization of inherent uncertainties that could make the loss material is remote. Please provide us with your proposed disclosures.

We acknowledge your observation that the verbiage used in Note 24 Litigation and Claims in our Form 20-F could be construed as contradictory. In future filings we intend to revise our respective disclosure as follows:

“We currently believe that resolving all other claims and suits did not and will not have a material adverse effect, either individually or in aggregate, on our business, financial position, profit or cash flows. Consequently, the provisions currently recorded for these other claims and lawsuits are neither individually nor in aggregate material to SAP. ~~However, all claims and lawsuits involve risk and could lead to significant financial and reputational damage to the parties involved. Because of significant inherent uncertainties related to these matters, there can be no assurance that our business, financial position, profit or cash flows will not be materially adversely affected nor can we reliably estimate the maximum possible loss in case of an unfavorable outcome.~~ However, the outcome of litigation and other claims or lawsuits is intrinsically subject to considerable uncertainty. Management’s view of the litigation may also change in the future. Actual outcomes of litigation and other claims or lawsuits may differ from the assessments made by management in prior periods, which could result in a material impact on our business, financial position, profit, cash flows, or reputation. We cannot reliably estimate the maximum possible loss in case of an unfavorable outcome.”

If you have any questions about the foregoing, please do not hesitate to contact the undersigned at +49 6227 7-63475 or Wendy Boufford at 650-845-5791 .

Very truly yours,

/s/ Dr. Christoph Hütten

Dr. Christoph Hütten Chief Accounting Officer SAP AG

Cc:	Dr. Werner Brandt, SAP AG

Michael Junge, SAP AG